==============================================================================
                       SECURITIES AND EXCHANGE COMMISSION


                            Washington, D.C.  20549


                            -------------------------


                                     FORM 11-K


                 [ x ] ANNUAL REPORT PURSUANT TO SECTION 15 (d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended December 31, 1998
                                     OR
                [    ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                         OF THE SECURITIES EXCHANGE ACT OF 1934


                     ENSERCH CORPORATION EMPLOYEE STOCK PURCHASE
                                 AND SAVINGS PLAN



                             Commission File No. 1-3183



                             ----------------------------


                                     TXU GAS COMPANY

                            (Formerly, ENSERCH Corporation)

                   Energy Plaza, 1601 Bryan Street, Dallas, Texas 75201

               (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)





==============================================================================

                                  TABLE OF CONTENTS


                                                                         Page

FINANCIAL STATEMENTS

 The following statements are furnished for the Plan:

   Statements of Net Assets Available for Benefits
     December 31, 1998 and 1997.......................................      1

   Statement of Changes in Net Assets Available for Benefits
     for the Year Ended December 31, 1998.............................      2

   Statement of Changes in Net Assets Available for Benefits
     for the Year Ended December 31, 1997.............................      3

   Notes to Financial Statements......................................      4

   Supplemental Schedules:

     Schedule of Assets Held for Investment Purposes,
       December 31, 1998..............................................      9

     Schedule of Reportable Transactions for the Year
       Ended December 31, 1998........................................     10

INDEPENDENT AUDITORS' REPORT..........................................     11

SIGNATURE.............................................................     12

EXHIBITS

 The following exhibit is filed herewith:


   Independent Auditors' Consent......................................     13

ENSERCH CORPORATION EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                  December 31,
                                                                -----------------
ASSETS                                                          1998         1997
                                                                ----         ----
Cash and Short-term Investments............................   $ 281,504 $   246,862

Investments - at fair value:
  Enserch Exploration, Inc. (EEX)
    Common Stock Fund......................................   3,686,634  18,025,953
  TXU Common Stock Fund....................................  17,871,713  14,143,574
  Mutual Funds:
    American AAdvantage International Institutional........      62,359        --
    Dreyfus-Certus Stable Value............................   4,040,769        --
    Fidelity Equity-Income.................................   5,566,765   4,869,649
    Hotchkis & Wiley Balanced..............................  11,343,974        --
    IDS New Dimensions Y-Class.............................  12,668,470        --
    SSgA Small Capitalization..............................      80,083        --
    Vanguard Bond Index Total Institutional................   2,588,560        --
    Vanguard Institutional Index ..........................   8,115,432        --
    Fidelity Magellan......................................       --     10,716,846
    Fidelity Puritan.......................................       --     12,338,473
    Fidelity Spartan U.S. Equity Index.....................       --      5,359,302
    Fidelity U.S. Bond Index...............................       --      2,277,711
    Fidelity Retirement Government Money Market Portfolio..       --      4,592,773
  Participant loans receivable.............................     988,776     777,489
                                                             ---------- -----------
     Total investments.....................................  67,013,535  73,101,770

Receivables:
  Dividends and interest...................................       7,704       7,638
                                                             ---------- -----------
     Total assets..........................................  67,302,743  73,356,270
                                                             ---------- -----------

LIABILITIES
-----------
Administrative expense payable.............................         --       61,002
                                                             ---------- -----------

NET ASSETS AVAILABLE FOR BENEFITS.......................... $67,302,743 $73,295,268
                                                            =========== ===========


                See accompanying Notes to Financial Statements.

                                            1

ENSERCH CORPORATION EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                                     SUPPLEMENTAL INFORMATION
                                                            ----------------------------------------------------------------------
                                                                                                       MUTUAL FUNDS
                                                                                         -----------------------------------------
                                                                 EEX         TXU           American
                                                                Common      Common        AAdvantage                     Fidelity
                                                                Stock       Stock        International  Dreyfus-Certus    Equity-
                                               Total             Fund       Fund         Institutional   Stable Value     Income
                                              -------           ------     ------        -------------  --------------   --------
NET ASSETS AVAILABLE FOR BENEFITS,
   BEGINNING OF YEAR. . . . . . . . . . .    $73,295,268     $18,025,953  $14,143,574     $        --    $       --    $4,869,649
                                             -----------     -----------  -----------     -----------    ----------    -----------

ADDITIONS:
   Investment Income-
      Interest and dividends. . . . . . .      3,273,524              --      747,964           2,925        56,627        249,444
                                             -----------     -----------  -----------     -----------    ----------    -----------
   Contributions:
      Participants' payroll deductions. .      4,785,347              --      728,408           2,810        99,742        490,066
      Participants' rollover transfers. .         32,321              --        3,884              --            --          5,826
      Employer's matching contributions .      1,678,927              --    1,678,911              --            --             --
                                             -----------     -----------  -----------     -----------    ----------    -----------
          Total contributions . . . . . .      6,496,595              --    2,411,203           2,810        99,742        495,892
                                             -----------     -----------  -----------     -----------    ----------    -----------
   Net unrealized and realized
      appreciation (depreciation) in
      fair value of investments . . . . .     (6,144,968)    (11,239,674)   1,819,285           1,465            --        393,327
                                             -----------     -----------  -----------     -----------    ----------    -----------
     Total additions. . . . . . . . . . .      3,625,151     (11,239,674)   4,978,452           7,200       156,369      1,138,663
                                             -----------     -----------  -----------     -----------    ----------    -----------
DEDUCTIONS:
   Distributions to withdrawing participants  (9,721,651)     (2,038,651)  (1,794,768)             --      (532,785)      (529,148)
   Administrative expenses. . . . . . . .        (20,831)         (8,259)          --              (1)         (468)        (1,154)
                                             -----------     -----------  -----------     -----------    ----------    -----------
     Total deductions . . . . . . . . . .     (9,742,482)     (2,046,910)  (1,794,768)             (1)     (533,253)      (530,302)
                                             -----------     -----------  -----------     -----------    ----------    -----------
TRANSFERS BETWEEN FUNDS - Net . . . . . .             --      (1,018,492)     569,286          54,841     4,416,670        119,003
                                             -----------     -----------  -----------     -----------    ----------    -----------
OTHER ACTIVITY. . . . . . . . . . . . . .        124,806         (34,243)     (24,831)            319           983        (30,248)
                                             -----------     -----------  -----------     -----------    ----------    -----------
     Net additions (deductions) . . . . .     (5,992,525)    (14,339,319)   3,728,139          62,359     4,040,769        697,116
                                             -----------     -----------  -----------     -----------    ----------    -----------
NET ASSETS AVAILABLE FOR BENEFITS,
   END OF YEAR. . . . . . . . . . . . . .    $67,302,743     $ 3,686,634  $17,871,713      $   62,359    $4,040,769     $5,566,765
                                             ===========     ===========  ===========     ===========    ==========    ===========

                                                                                                            Fidelity
                                                                           Fidelity                       Retirement
                                                                           Spartan          Fidelity      Government     Hotchkis
                                              Fidelity         Fidelity  U.S. Equity        US Bond      Money Market    & Wiley
                                              Magellan         Puritan      Index            Index        Portfolio      Balanced
                                              --------         -------    ---------         -------      -----------     --------
NET ASSETS AVAILABLE, FOR BENEFITS,
   BEGINNING OF YEAR. . . . . . . . . . .    $10,716,846     $12,338,473  $ 5,359,302     $ 2,277,711    $4,592,773    $        --
                                             -----------     -----------  -----------     -----------    ----------    -----------

ADDITIONS:
   Investment Income-
      Interest and dividends. . . . . . .         21,725         203,240       99,724         113,445       151,581        702,279
                                             -----------     -----------  -----------     -----------    ----------    -----------
   Contributions:
      Participants' payroll deductions. .        791,260         825,110      415,285         196,595       222,521        349,478
      Participants' rollover transfers. .             --           1,942        1,942           5,826        12,901             --
      Employer's matching contributions .             16              --           --              --            --             --
                                             -----------     -----------  -----------     -----------    ----------    -----------
          Total contributions . . . . . .        791,276         827,052      417,227         202,421       235,422        349,478
                                             -----------     -----------  -----------     -----------    ----------    -----------
   Net unrealized and realized
      appreciation (depreciation) in
      fair value of investments . . . . .        (96,167)       (183,935)    (186,697)         35,178        18,794        (65,559)
                                             -----------     -----------  -----------     -----------    ----------    -----------
     Total additions. . . . . . . . . . .        716,834         846,357      330,254         351,044       405,797        986,198
                                             -----------     -----------  -----------     -----------    ----------    -----------
DEDUCTIONS:
   Distributions to withdrawing participants  (1,320,797)     (1,444,338)    (366,451)       (295,896)     (829,015)      (184,040)
   Administrative expenses. . . . . . . .         (2,776)         (2,881)        (898)           (653)       (1,276)          (928)
                                             -----------     -----------  -----------     -----------    ----------    -----------
     Total deductions . . . . . . . . . .     (1,323,573)     (1,447,219)    (367,349)       (296,549)     (830,291)      (184,968)
                                             -----------     -----------  -----------     -----------    ----------    -----------
TRANSFERS BETWEEN FUNDS - Net . . . . . .    (10,114,576)    (11,721,359)  (5,318,895)     (2,324,685)   (4,159,745)    10,578,978
                                             -----------     -----------  -----------     -----------    ----------    -----------
OTHER ACTIVITY. . . . . . . . . . . . . .          4,469         (16,252)      (3,312)         (7,521)       (8,534)       (36,234)
                                             -----------     -----------  -----------     -----------    ----------    -----------
     Net additions (deductions) . . . . .    (10,716,846)    (12,338,473)  (5,359,302)     (2,277,711)   (4,592,773)    11,343,974
                                             -----------     -----------  -----------     -----------    ----------    -----------
NET ASSETS AVAILABLE FOR BENEFITS,
   END OF YEAR. . . . . . . . . . . . . .    $        --     $        --  $        --      $       --    $       --    $11,343,974
                                             ===========     ===========  ===========     ===========    ==========    ===========



                                                                            Vanguard
                                               IDS New                     Bond Index      Vanguard
                                              Dimensions    SSgA Small       Total       Institutional
                                               Y-Class    Capitalization  Institutional      Index         Other
                                              ---------   --------------  -------------     -------       -------
NET ASSETS AVAILABLE, FOR BENEFITS,
   BEGINNING OF YEAR. . . . . . . . . . .    $        --     $        --  $        --     $        --    $  970,987
                                             -----------     -----------  -----------     -----------    ----------

ADDITIONS:
   Investment Income-
      Interest and dividends. . . . . . .        731,648              61       48,588         104,222        40,051
                                             -----------     -----------  -----------     -----------    ----------
   Contributions:
      Participants' payroll deductions. .        361,003           4,675       91,350         207,044            --
      Participants' rollover transfers. .             --              --           --              --            --
      Employer's matching contributions .             --              --           --              --            --
                                             -----------     -----------  -----------     -----------    ----------
          Total contributions . . . . . .        361,003           4,675       91,350         207,044            --
                                             -----------     -----------  -----------     -----------    ----------
   Net unrealized and realized
      appreciation (depreciation) in
      fair value of investments . . . . .      1,968,869           9,433        1,811       1,378,902            --
                                             -----------     -----------  -----------     -----------    ----------
     Total additions. . . . . . . . . . .      3,061,520          14,169      141,749       1,690,168        40,051
                                             -----------     -----------  -----------     -----------    ----------
DEDUCTIONS:
   Distributions to withdrawing participants    (212,186)             --      (10,529)        (97,071)      (65,976)
   Administrative expenses. . . . . . . .           (944)             (2)        (250)           (341)           --
                                             -----------     -----------  -----------     -----------    ----------
     Total deductions . . . . . . . . . .       (213,130)             (2)     (10,779)        (97,412)      (65,976)
                                             -----------     -----------  -----------     -----------    ----------
TRANSFERS BETWEEN FUNDS - Net . . . . . .      9,830,383          65,762    2,464,729       6,520,185        37,915
                                             -----------     -----------  -----------     -----------    ----------
OTHER ACTIVITY. . . . . . . . . . . . . .        (10,303)            154       (7,139)          2,491       295,007
                                             -----------     -----------  -----------     -----------    ----------
     Net additions (deductions) . . . . .     12,668,470          80,083    2,588,560       8,115,432       306,997
                                             -----------     -----------  -----------     -----------    ----------
NET ASSETS AVAILABLE FOR BENEFITS,
   END OF YEAR. . . . . . . . . . . . . .    $12,668,470     $    80,083  $ 2,588,560      $8,115,432    $1,277,984
                                             ===========     ===========  ===========     ===========    ==========

                See accompanying Notes to Financial Statements.

                                       2

ENSERCH CORPORATION EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                                     SUPPLEMENTAL INFORMATION
                                                            ----------------------------------------------------------------------
                                                                                                   FIDELITY MUTUAL FUNDS
                                                                                         -----------------------------------------
                                                               ENSERCH       EEX             TXU
                                                                Common      Common          Common
                                                                Stock       Stock           Stock        Equity-
                                               Total             Fund       Fund            Fund         Income          Magellan
                                              -------           ------     ------          ------       --------         --------
NET ASSETS AVAILABLE, FOR BENEFITS,
   BEGINNING OF YEAR. . . . . . . . . . .    $80,878,422     $41,781,064  $   305,629     $        --    $3,405,103    $10,699,452
                                             -----------     -----------  -----------     -----------    ----------    -----------

ADDITIONS:
   Investment Income-
      Interest and dividends. . . . . . .      1,731,124         166,243           --         173,328        89,189        154,117
                                             -----------     -----------  -----------     -----------    ----------    -----------
   Contributions:
      Participants' payroll deductions. .      5,741,763         590,220       39,169         239,929       495,738      1,448,359
      Participants' rollover transfers. .        121,890             716           --             902        32,149         27,353
      Employer's matching contributions .      2,026,724         249,865       29,278         519,919        86,017        319,625
                                             -----------     -----------  -----------     -----------    ----------    -----------
          Total contributions . . . . . .      7,890,377         840,801       68,447         760,750       613,904      1,795,337
                                             -----------     -----------  -----------     -----------    ----------    -----------
   Net unrealized and realized
      appreciation (depreciation) in
      fair value of investments . . . . .      6,471,288      (5,595,297)   2,406,566       2,399,420     1,095,841      2,594,281
                                             -----------     -----------  -----------     -----------    ----------    -----------
     Total additions. . . . . . . . . . .     16,092,789      (4,588,253)   2,475,013       3,333,498     1,798,934      4,543,735
                                             -----------     -----------  -----------     -----------    ----------    -----------
DEDUCTIONS:
   Distributions to withdrawing participants (11,652,191)     (1,334,528)  (1,771,263)     (1,193,163)     (672,312)    (1,494,685)
   Administrative expenses. . . . . . . .       (263,759)        (15,885)      (3,053)         (1,874)       (1,018)        (4,246)
                                             -----------     -----------  -----------     -----------    ----------    -----------
     Total deductions . . . . . . . . . .    (11,915,950)     (1,350,413)  (1,774,316)     (1,195,037)     (673,330)    (1,498,931)
                                             -----------     -----------  -----------     -----------    ----------    -----------
TRANSFERS BETWEEN FUNDS - Net . . . . . .             --     (35,810,774)  19,062,219      13,059,341     1,033,891       (424,126)
                                             -----------     -----------  -----------     -----------    ----------    -----------
PLAN CHANGES:
   New plan members . . . . . . . . . . .        637,019              --           --              --       131,428         94,053
   Distibution to EEX . . . . . . . . . .    (12,394,936)             --   (2,020,429)     (1,048,867)     (834,757)    (2,672,786)
                                             -----------     -----------  -----------     -----------    ----------    -----------
     Total. . . . . . . . . . . . . . . .    (11,757,917)             --   (2,020,429)     (1,048,867)     (703,329)    (2,578,733)
                                             -----------     -----------  -----------     -----------    ----------    -----------
OTHER ACTIVITY. . . . . . . . . . . . . .         (2,076)        (31,624)     (22,163)         (5,361)        8,380        (24,551)
                                             -----------     -----------  -----------     -----------    ----------    -----------
     Net additions (deductions) . . . . .     (7,583,154)    (41,781,064)  17,720,324      14,143,574     1,464,546         17,394
                                             -----------     -----------  -----------     -----------    ----------    -----------
NET ASSETS AVAILABLE FOR BENEFITS,
   END OF YEAR. . . . . . . . . . . . . .    $73,295,268     $        --  $18,025,953     $14,143,574    $4,869,649    $10,716,846
                                             ===========     ===========  ===========     ===========    ==========    ===========

                                                                                                 Retirement
                                                               Spartan                    Government
                                                             U.S. Equity  U.S. Bond      Money Market
                                              Purtitan          Index       Index          Portfolio       Other
                                              --------         -------    ---------       -----------     -------
NET ASSETS AVAILABLE, FOR BENEFITS,
   BEGINNING OF YEAR. . . . . . . . . . .    $12,066,082     $ 3,447,602  $ 2,458,157     $ 5,462,084    $1,253,249
                                             -----------     -----------  -----------     -----------    ----------

ADDITIONS:
   Investment Income-
      Interest and dividends. . . . . . .        473,850          85,826      177,384         307,330       103,857
                                             -----------     -----------  -----------     -----------    ----------
   Contributions:
      Participants' payroll deductions. .      1,622,757         445,419      342,360         517,812            --
      Participants' rollover transfers. .         23,191          29,360        5,286           2,933            --
      Employer's matching contributions .        372,060          74,216       82,495         125,689       167,560
                                             -----------     -----------  -----------     -----------    ----------
          Total contributions . . . . . .      2,018,008         548,995      430,141         646,434       167,560
                                             -----------     -----------  -----------     -----------    ----------
   Net unrealized and realized
      appreciation (depreciation) in
      fair value of investments . . . . .      2,249,350       1,267,487       53,100             540            --
                                             -----------     -----------  -----------     -----------    ----------
     Total additions. . . . . . . . . . .      4,741,208       1,902,308      660,625         954,304       271,417
                                             -----------     -----------  -----------     -----------    ----------
DEDUCTIONS:
   Distributions to withdrawing participants  (1,755,551)       (385,086)    (403,264)     (2,517,079)     (125,260)
   Administrative expenses. . . . . . . .         (4,494)         (1,018)      (1,099)         (1,916)     (229,156)
                                             -----------     -----------  -----------     -----------    ----------
     Total deductions . . . . . . . . . .     (1,760,045)       (386,104)    (404,363)     (2,518,995)     (354,416)
                                             -----------     -----------  -----------     -----------    ----------
TRANSFERS BETWEEN FUNDS - Net . . . . . .        368,116       1,215,005       38,353       1,498,078       (40,103)
                                             -----------     -----------  -----------     -----------    ----------
PLAN CHANGES:
   New plan members . . . . . . . . . . .         11,349          47,069       34,944         285,222        32,954
   Distibution to EEX . . . . . . . . . .     (3,071,102)       (862,498)    (517,632)     (1,103,894)     (262,971)
                                             -----------     -----------  -----------     -----------    ----------
     Total. . . . . . . . . . . . . . . .     (3,059,753)       (815,429)    (482,688)       (818,672)     (230,017)
                                             -----------     -----------  -----------     -----------    ----------

OTHER ACTIVITY. . . . . . . . . . . . . .        (17,135)         (4,080)       7,627          15,974        70,857
                                             -----------     -----------  -----------     -----------    ----------
     Net additions (deductions) . . . . .        272,391       1,911,700     (180,446)       (869,311)     (282,262)
                                             -----------     -----------  -----------     -----------    ----------
NET ASSETS AVAILABLE FOR BENEFITS,
   END OF YEAR. . . . . . . . . . . . . .    $12,338,473     $ 5,359,302  $ 2,277,711      $4,592,773    $  970,987
                                             ===========     ===========  ===========     ===========    ==========

                See accompanying Notes to Financial Statements.

                                       3

ENSERCH CORPORATION EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN
------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------
1. DESCRIPTION OF THE PLAN

      General - The ENSERCH Corporation Employee Stock Purchase and Savings
      -------
Plan ("the Plan"), is a participant-directed defined contribution combination employee stock ownership and profit sharing plan under Sections 401(a), 401(k), 401(m) and 4975(e)(7) of the Internal Revenue Code ("the Code"). The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     On June 14, 1999, ENSERCH Corporation's name was changed to TXU Gas Company; however, the Plan's name was not changed. In August 1997, ENSERCH Corporation ("ENSERCH" or "the Corporation") became a wholly-owned subsidiary of Texas Utilities Company, doing business as TXU Corp ("TXU"). The merger was immediately preceded by a distribution of Enserch
Exploration, Inc. ("EEX") (a majority-owned publicly traded subsidiary) shares to holders of ENSERCH common stock. Under terms of the merger agreement, shares of the common stock of TXU were exchanged for all of the outstanding shares of the Corporation and company matching contributions were modified to be in the form of TXU stock. Pursuant to the distribution of EEX shares, approximately $12,395,000 of Plan assets were transferred to the EEX Corporation Employee Stock Purchase and Savings Plan.

     The following description is provided for general information only. Reference should be made to the Plan document for more complete information.

     The Plan was established by ENSERCH and its divisions and participating subsidiary companies to encourage and assist employees in establishing an individual savings and investment program. A committee appointed by the TXU Board of Directors is responsible for the general administration, management and operation of the Plan. Chase Bank ("the Trustee"), a federally chartered bank, serves as trustee and is custodian of the assets of the Plan.

     Participation by eligible employees is voluntary. All salaried employees of ENSERCH and its participating subsidiaries who were on the ENSERCH payroll for the last payroll period of 1997 were eligible to participate in the Plan, and those participating remain eligible while employed by an affiliate of TXU. Individuals employed by ENSERCH and its subsidiaries subsequent to the last payroll period of 1997 are eligible to participate in the Employees' Thrift Plan of the Texas Utilities Company System.

     Participants' Contributions - Under the Plan, a participant may invest
     ---------------------------
pre-tax and/or after-tax dollars through payroll deductions each pay period in increments of one percent up to a maximum of 16 percent of base pay. The Omnibus Budget Reconciliation Act of 1993 placed an annual limitation of $160,000 in 1998 on the pay which can be used in computing benefits for participants under the Plan. The maximum contribution for certain highly compensated participants is subject to further reduction pursuant to limitations under the Internal Revenue Code.

     Eligible employees can roll over to the Plan distributions received from other qualified retirement plans. Individual Retirement Account ("IRA") distributions are not eligible for rollover into the Plan.
                                       4

ENSERCH CORPORATION EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN
------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------

     Each participant is entitled to direct the allocation of his or her pretax, aftertax and rollover accounts among the common stock of TXU or other mutual fund investment options as offered. As of December 31, 1998 the mutual fund investment options included: the American AAdvantage International Institutional, Dreyfus-Certus Stable Value, Fidelity Equity-Income, Hotchkis
& Wiley Balanced, IDS New Dimensions Y-Class, SSgA Small Capitalization, Vanguard Bond Index Total Institutional, and the Vanguard Institutional Index. A participant can change investment elections for future contributions and can transfer (or exchange) any existing mutual fund balances among the offered investment options at any time, in accordance with the Plan guidelines.

     Employer Matching Contributions ("company matching") - The maximum
     -------------------------------
participant contribution eligible for matching is 6% of the participant's eligible compensation. Company matching contributions as a percentage of participant contributions are at a rate of 40%, 50% or 60% depending on on length of service. Employees are 100% vested in the matching contributions. Company matching contributed to the Plan prior to the ENSERCH and TXU merger was invested at the participant's direction, in any of the Plan's investment options. Subsequent to the merger date, all Company matching contributions are in TXU common stock.


     Investment of Funds - All assets of the Plan are held by the Trustee for
     -------------------
the exclusive benefit of participants and their beneficiaries. Separate account records for each participant are maintained by the Trustee. The Trustee provides a summary of financial performance by investment fund directly to Plan participants.

     Unit Values - Participants do not have beneficial ownership in specific
     -----------
securities or other assets in the various funds other than Common Stock, but have an interest therein represented by units valued as of the close of each business day. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit value as last determined, and the appropriate account is charged or credited with the number of units properly attributable to the participant.

     Withdrawal from the Plan - Withdrawals from the Plan are governed by
     ------------------------
applicable IRS regulations and provisions of ERISA. Penalties may apply in certain instances.

     Employees may make full withdrawals from either their after-tax or company matching accounts at any time and for any reason. Employees may also make full or partial withdrawals from their rollover accounts at any time and for any reason. Employees may make withdrawals from pretax accounts after meeting certain qualifications as defined by the IRS based on certain hardship rules.

     A participant who terminates employment and has an account balance of more than $5,000 can retain the funds in the Plan or withdraw them at any time. Participants that terminate with balances equal to or less than $5,000 are required to receive a distribution after termination. To avoid taxation, the taxable portion of any withdrawal made upon termination can be rolled into an IRA or a qualified retirement plan sponsored by another employer.

     The IRS has established rules governing distributions from the Plan after the participant has attained 70 1/2 years of age.

ENSERCH CORPORATION EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN
------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------

   Unclaimed Terminated Participants' Accounts - The plan has a segregated
   -------------------------------------------
account of amounts payable to terminated participants of the former Tax Reduction Act Stock Ownership Plan ("TRASOP") whom the Plan administrators have been unable to locate for more than one year from the date of termination. Included in net assets available for benefits as of December 31, 1998, and 1997, were $982,396 and $1,431,021, respectively, of TRASOP unclaimed terminated participants' benefits. As of December 31, 1998 and 1997, there was $274,471 and $239,122 respectively, invested in the Chase Bank Short Term Investment Fund, representing unclaimed dividends payable to terminated participants of the TRASOP. The Plan remains contingently liable to terminated participants for unclaimed cash and shares.

   Federal Income Taxes -The Company has been advised by the IRS that the
   --------------------
Plan meets the requirements of Section 401(a) of the Code as to form; that the trust established thereunder is exempt from federal income taxes under Section 501(a) of the Code; and that employer contributions paid to the Trust under the Plan are allowable federal income tax deductions to the Corporation subject to the conditions and limitations of Section 404 of the Code.

   Based on the Code and regulations issued pursuant thereto:

   (a) Employer contributions under the Plan, and dividends, interest and other income from Trust assets are not taxable to the participant when received by the Trustee and credited to the participant's account.

   (b) Employee after-tax contributions are not deductible on the participant's federal income tax return.

   (c) Only pre-tax contributions reduce a participant's gross compensation as reported on Form W-2 and are not taxable to the participant when received by the Trustee and credited to the participant's account.

   (d) A total withdrawal generally results in taxable income to the participant equal to the gross distribution less any after-tax employee contribution. However, if the total withdrawal meets the lump sum distribution requirement of the Code, (i) any net unrealized appreciation in the value of distributable Common Stock from the time of distribution will be tax deferred; (ii) any additional appreciation in the value of Common Stock from the time of distribution to the time of stock sale or disposition will be treated as short-term or long-term capital gain depending on the period the participant holds such stock and (iii) the taxable amount may be eligible for the special forward averaging provisions of the Code.

ENSERCH CORPORATION EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN
------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------

     Termination of the Plan - It is the intention of the Corporation to
     -----------------------
continue the Plan indefinitely; however, the Corporation, by action of its Board of Directors, may amend, modify or suspend the Plan at any time, or from time to time, and may terminate the Plan at any time.

     In the event of termination of the Plan in whole or in part, each participant in the Plan shall receive a distribution of the entire balance in the participant's account. Participants are 100% vested in their accounts at all times.

2.SUMMARY OF ACCOUNTING POLICIES

     Basis of Accounting - The financial statements of the Plan are prepared
     -------------------
under the accrual method of accounting.

     Use of Estimates - The preparation of financial statements requires the
     ----------------
use of significant estimates and assumptions by management. Actual results could differ from those estimates.

     Investment Valuation and Income Recognition - The Plan's investments are
     -------------------------------------------
stated at fair value. Investments in common stock of TXU and EEX are valued at their quoted market value. Investments in mutual funds are valued at quoted net asset value of the respective funds reflecting the closing sales price of the underlying securities. Security transactions are recorded on the trade date.

     Expenses - All charges and expenses incurred in the administration of the
     --------
Plan and fees and expenses of the Trustee are paid by the Corporation.

     New Accounting Pronouncements -- In June 1998, the Financial Accounting
     -----------------------------
Standards Board issued Statement of Financial Accounting Standards
Number 133 (SFAS 133) "Accounting for Derivative Instruments and Hedging Activities." This statement, which is required to be adopted for annual periods beginning after June 15, 2000, establishes standards for recognition and measurement of derivative and hedging activities. The Plan has not yet determined the financial statement impact, if any, of SFAS 133.

ENSERCH CORPORATION EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN
------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------

3.MUTUAL FUND VALUATIONS AND COMMON STOCK HOLDINGS

Units in each mutual fund at December 31, 1998 and 1997 and net asset value per unit are presented below.

                                                               1998                     1997
                                                       ---------------------     --------------------
                                                                  Net Asset                  Net Asset
                                                         Number    Value per      Number     Value per
                                                        of units      Unit       of Units      Unit
                                                        --------   ----------    --------    ---------
Mutual Funds:
  American AAdvantage International Institutional      3,657.417     $17.05         --          --
  Dreyfus-Certus Stable Value                      4,040,768.327       1.00         --          --
  Fidelity Equity-Income                             100,211.785      55.55     92,914.495    $52.41
  Hotchkis & Wiley Balanced                          608,582.329      18.64         --          --
  IDS New Dimensions Y-Class                         439,191.247      28.84         --          --
  SSgA Small Capitalization                            4,125.838      19.41         --          --
  Vanguard Bond Index Total Institutional            252,050.606      10.27         --          --
  Vanguard Institutional Index                        71,913.466     112.85         --          --
  Fidelity Magellan                                       --           --       112,489.196     95.27
  Fidelity Puritan                                        --           --       636,660.101     19.38
  Fidelity Spartan U.S. Equity Index                      --           --       153,210.458     34.98
  Fidelity U. S. Bond Index                               --           --       211,094.618     10.79
  Fidelity Retirement Government
    Money Market Portfolio                                --           --     4,592,773.040      1.00

     Shares of common stock of TXU and EEX at December 31, 1998 and 1997 and market value per share are presented below:


                                                         1998                           1997
                                                 -----------------------      ----------------------
                                                                Market                      Market
                                                 Number of     Value per      Number of    Value per
                                                  Shares          Share        Shares       Share
                                                 ---------     ---------     ---------    ---------
TXU Common Stock                                 382,794         $46.69       340,809     $41.50
EEX Common Stock (a)                             526,662           7.00       663,025      27.18

-------------------
(a)  Number of shares and market value per share reflect a 1 for 3 reverse stock split which occurred during December 1998.  The number of shares and market value per share at December 31, 1997 without giving effect to the reverse stock split were 1,989,075 and $9.06, respectively.

4.PARTICIPANT LOANS

     Participants may borrow up to 50% of the market value of their pre-tax employee contribution account and any rollover account; however, the loan cannot exceed $50,000 less the maximum outstanding loan balance in the previous one year period. The interest rate on the loan is equal to the prime interest rate of the Trustee that is in effect on the date the loan is made.
The interest rate on loans outstanding at the end of the year ranged from 7.75% to 8.5%. Loans are funded by withdrawals from the individual's investment accounts. The maximum term of a loan cannot exceed 5 years or, if earlier, severance from service, except mortgage loans may have a maximum term of 15 years or, if earlier, severance from service. A participant may have a maximum of two concurrent loans. Loans may be repaid, in full, at any time.

                                       8

ENSERCH CORPORATION EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN - SUPPLEMENTAL
---------------------------------------------------------------------------
SCHEDULES
---------
ITEM 27 a -SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES, DECEMBER 31, 1998
-----------------------------------------------------------------------------
(Dollar amounts rounded to nearest whole dollar)

 DESCRIPTION OR                                                        FAIR
IDENTITY OF ISSUER                 INVESTMENT         COST             VALUE
------------------                 ----------         ----             -----
EEX COMMON STOCK FUND         526,662 shares, par  $12,651,871    $3,686,634
                               value of $1.00
                               per share

TXU COMMON STOCK FUND*         382,794 shares,       14,045,724    17,871,713
                               no par value

MUTUAL FUNDS:

 AMERICAN AADVANTAGE
  INTERNATIONAL INSTITUTIONAL  3,657 units               61,373        62,359

 DREYFUS-CERTUS STABLE VALUE   4,040,768 units        4,040,768     4,040,769

 FIDELITY EQUITY-INCOME          100,212 units        4,765,227     5,566,765

 HOTCHKIS & WILEY BALANCED       608,582 units       11,430,761    11,343,974

 IDS NEW DIMENSIONS Y-CLASS      439,191 units       10,751,587    12,668,470

 SSgA SMALL CAPITALIZATION       4,126 units             73,452        80,083

 VANGUARD BOND INDEX TOTAL
  INSTITUTIONAL                252,051 units          2,587,781     2,588,560

 VANGUARD INSTITUTIONAL INDEX   71,913 units          6,766,594     8,115,432

LOANS TO PARTICIPANTS *
  Interest Rate - Ranges from
   7.75% - 8.5% (Based on Prime on
    date of loan)
  Maturity Dates -
    Various, from  January 1999
    to May 2002
  Term of Loans - Not less than
    one year or more than
    five years, except mortgage
    loans may not exceed 15 years
                              988,776 units            988,776       988,776
                                                    ------------  -----------
         TOTAL                                      $68,163,914   $67,013,535
                                                    ===========   ===========
*  Party-in-Interest.
                                       9


ENSERCH CORPORATION EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN - SUPPLEMENTAL
---------------------------------------------------------------------------
SCHEDULES
---------
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, FOR THE YEAR ENDED
------------------------------------------------------------------
DECEMBER 31, 1998
-----------------
(Dollar amounts rounded to nearest whole dollar)

                                                            PURCHASES
                                                       --------------------
IDENTITY OF                                            NUMBER OF
 PARTY INVOLVED           DESCRIPTION OF ASSET        TRANSACTIONS   AMOUNT
---------------           --------------------        ------------   ------
DREYFUS-CERTUS MUTUAL     DREYFUS-CERTUS
 FUNDS                     STABLE FUND                      1      $4,203,753

HOTCHKIS & WILEY          HOTCHKIS & WILEY                  1     $11,247,042
 MUTUAL FUNDS              BALANCED FUND

IDS MUTUAL FUNDSIDS       NEW DIMENSIONS
                           Y-CLASS                          1     $10,108,434

VANGUARD MUTUAL FUNDS     VANGUARD INSTITUTIONAL
                           INDEX FUND                       1      $5,931,080

CHASE BANK                TXU CORP. COMMON STOCK          192      $4,292,665

DREYFUS-CERTUS MUTUAL     DREYFUS-CERTUS
 FUNDS                     STABLE FUND                     37      $4,899,677

HOTCHKIS & WILEY          HOTCHKIS & WILEY
 MUTUAL FUNDS              BALANCED FUND                   29     $12,395,455

IDS MUTUAL FUNDS          IDS NEW DIMENSIONS
                            Y-CLASS                        39     $11,529,922

VANGUARD MUTUAL           VANGUARD INSTITUTIONAL
 FUNDS                      INDEX                          46      $7,326,211



                                                                            SALES
                                               ----------------------------------------------------------------
                                                                                           CURRENT
                                                                                           VALUE OF
                                                                                           ASSET ON     REALIZED
IDENTITY OF                                     NUMBER OF    SELLING         COST         TRANSACTION     GAIN
 PARTY INVOLVED       DESCRIPTION OF ASSET     TRANSACTIONS   PRICE        OF ASSET           DATE       (LOSS)
----------------      --------------------     ------------  --------      --------      ------------    -------

FIDELITY MUTUAL FUNDS    FIDELITY MAGELLAN FUND     1       $10,108,434   $10,651,686    $10,108,434    $(543,252)

FIDELITY MUTUAL FUNDS    FIDELITY MAGELLAN FUND    98       $12,028,681   $12,409,453    $12,028,681    $(380,772)

FIDELITY MUTUAL FUNDS    FIDELITY PURITAN FUND    108       $13,460,549   $13,644,485    $13,460,549    $(183,936)

FIDELITY MUTUAL FUNDS    FIDELITY RETIREMENT
                          GOVERNMENT MONEY
                          MARKET PORTFOLIO        114        $6,566,599    $6,566,599     $6,566,599    $  --

FIDELITY MUTUAL FUNDS    FIDELITY SPARTAN US
                          EQUITY INDEX FUND        72        $6,686,717    $6,873,411     $6,686,717    $(186,694)


                                            10

INDEPENDENT AUDITORS' REPORT

Employees' Thrift Plan Committee
Employees' Thrift Plan of the Texas Utilities Company System:

We have audited the accompanying statements of net assets available for benefits of the ENSERCH Corporation Employee Stock Purchase and Savings Plan ("the Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds, and is not a required part of the basic financial statements. The accompanying supplemental schedules of (1) assets held for investment purposes at December 31, 1998 and (2) reportable transactions for the year ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund and supplemental schedules are the responsibility of the Plan's management. Such supplemental information by fund and supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 1998 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




DELOITTE & TOUCHE LLP

Dallas, Texas
June 25, 1999
                                            11

                                        ------------
                                          SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Employees' Thrift Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                         ENSERCH CORPORATION
                                         EMPLOYEE STOCK PURCHASE
                                         AND SAVINGS PLAN


                                            By      /s/ Robert L. Turpin
                                              --------------------------
                                         Robert L. Turpin, Assistant Secretary
                                            Employees' Thrift Plan Committee





June 29, 1999
                                             12